MONTHLY REPORT - November, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $   5,623,049     32,801,994
   Change in unrealized gain (loss) on open          (4,885,891)   (72,824,149)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0         33,843
         obligations
      Change in unrealized gain (loss) from U.S.        (33,248)      (300,542)
         Treasury obligations

    Interest income                                     109,005      1,961,211

    Foreign exchange gain (loss) on margin              (34,085)       (69,983)
       deposits
                                                   ------------   ------------
Total: Income                                           778,830   (38,397,626)

Expenses:
   Brokerage commissions                              4,130,328     50,775,638

   Management fee                                        56,218        514,463

   20.0% New Trading Profit Share                             0          1,385

   Custody fees                                             299        122,351

   Administrative expense                               214,906      2,112,840
                                                   ------------   ------------
Total: Expenses                                       4,401,751     53,526,677

Net Income (Loss) - November, 2011             $     (3,662,921)   (91,924,303)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (654,059.461       $  9,566,391     763,492,232    773,058,623
   units) at October 31, 2011
Addition of 4,882.260 units on                0       5,808,755      5,808,755
   November 1, 2011
Redemption of (9,315.952) units               0     (10,923,440)   (10,923,440)
   on November 30, 2011*
Net Income (Loss) - November, 2011        4,896      (3,627,817)    (3,622,921)
                                   -------------   -------------   ------------

Net Asset Value at November 30,
2011 (649,815.332 units inclusive
of 189.563 additional units) 	   $   9,571,287    754,749,730    764,321,017
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST NOVEMBER 2011 UPDATE

           November   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (0.51)%     (10.78)%      $   1,172.53   622,504.415  $ 729,906,100
Series 2    (0.14)%      (7.11)%      $   1,254.49       190.737  $     239,277
Series 3    (0.12)%      (6.91)%      $   1,259.36    26,546.980  $  33,432,234
Series 4     0.05 %      (5.06)%      $   1,296.94       573.200  $     743,406


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			         December 8, 2011


Dear Investor:

The Trust was slightly unprofitable during November as gains from trading interest rate and commodity futures nearly offset losses from trading of currencies and stock index futures. Market sentiment had deteriorated through most of November before improving abruptly at month-end, paring back earlier Trust gains.

At the start of November, the economic facts on the ground remained bleak. Downward growth revisions peppered the market on an almost daily basis as the IMF, World Bank, OECD, ECB, European Commission, Bank of England,
Federal Reserve, Bank of Japan and numerous private financial institutions lowered their GDP forecasts. In addition, there were volatile changes of governments in Greece, Italy and Spain. Europe's solvency crisis continues to defy solution and the U.S. Super Committee turned into a super failure. Meanwhile, there continued to be periodic policy moves from officialdom to prop up confidence and prod growth. Near month-end, six central banks, orchestrated by the Fed, reduced the cost of dollar funding for commercial banks worldwide, one day after S&P announced ratings downgrades for many of the largest global banks. Also near month-end, The Bank of China lowered reserve requirements and the Central Banks of Brazil and Indonesia cut official interest rates. Earlier in November, the Reserve Bank of Australia and the ECB lowered their official rates. Is it any wonder that financial and commodity markets continued to experience massive swings from hope to despair and back again during November.

The continued need for a safe haven meant that long positions in U.S., Australian, Canadian, and German notes and bonds were profitable as was a long Euribor trade. A short position in Italian 10-year bond futures was also profitable. Meanwhile, short positions in eurodollars and trading in short sterling produced losses.

Trading of agricultural commodities was profitable. Short positions in the soybean complex and wheat showed gains as did short cocoa and rubber trades.

The energy sector was marginally positive as fractional gains from trading natural gas slightly exceeded losses from trading crude and crude products.

Metal trading was slightly positive due to gains from short positions in industrial metals, including nickel and aluminum.

Short positions in equity futures were unprofitable, especially for Germany, Sweden, the U.K., and the Netherlands. Short equity positions had expanded in mid-month when market sentiment was most depressed. While initially being profitable, this led to losses near month-end when sentiment turned abruptly as Central Banks moved to ease liquidity strains in the developed economies and ease policy in emerging economies.

Currency trading was slightly unprofitable with profits early in the month outweighed by losses later. Long dollar positions against a variety of developed and developing country currencies were flat while cross rate trading resulted in a loss. Long New Zealand and Australian dollar trades versus the euro and the Canadian dollar posted losses when the New Zealand dollar and Australian dollar weakened.




					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman